UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OF SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53776

CHINA METRO-RURAL HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Suite 2204, 22/F, Sun Life Tower

The Gateway, 15 Canton Road

Tsimshatsui, Kowloon, Hong Kong

(852) 2111 3815

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Ordinary shares, par value US$0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, China Metro-Rural Holdings Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

China Metro-Rural Holdings Limited

Date: September 6, 2016	By:	/s/ Sio Kam Seng
	Name:	Sio Kam Seng
	Title:	Executive Director, Chairman of the Board, and Chief Executive Officer